Exhibit 99.2

SOL-GEL TECHNOLOGIES LTD. 7 GOLDA MEIR ST., WEIZMANN SCIENCE PARK NESS ZIONA, 7403650, ISRAEL

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					V20012-P96899		KEEP THIS PORTION FOR YOUR RECORDS
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SOL-GEL TECHNOLOGIES LTD.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS.
			For	Against	Abstain
1.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2023 and for an additional period until the following annual general meeting.

			☐	☐	☐

								For	Against	Abstain

2.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2023 and for an additional period until the following annual general meeting.
						3a.	To approve the grant of an award of options to Dr. Alon Seri-Levy.	☐	☐	☐

						3b	To approve an amendment to the terms of engagement of Dr. Alon Seri-Levy.	☐	☐	☐
								Yes	No
						3c.	Are you a controlling shareholder or do you have a personal interest in approval of proposals 3a and 3b above? Response required for vote to be counted.	☐	☐
Nominees:

	2a.	Mr. Sharon Kochan	☐	☐	☐			For	Against	Abstain

	2b.	Dr. Alon Seri-Levy	☐	☐	☐	4.	To approve amendments to the Company's Compensation Policy.	☐	☐	☐

	2c.	Mr. Moshe Arkin	☐	☐	☐			Yes	No

						4a.	Are you a controlling shareholder or do you have a personal interest in approval of proposal 4 above? Response required for vote to be counted.	☐	☐
	2d.	Mr. Itai Arkin	☐	☐	☐

	2e.	Ms. Hani Lerman	☐	☐	☐

	2f.	Dr. Shmuel Ben Zvi	☐	☐	☐

	2g.	Mr. Jonathan B. Siegel	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]					Date		Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

SOL-GEL TECHNOLOGIES LTD.
Proxy for Annual Meeting of Shareholders
on July 26, 2023
Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Gilad Mamlok and Tamar Fishman Jutkowitz, and each of them, with full power of substitution and power to act alone, as proxies to vote all the ordinary shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of Sol-Gel Technologies Ltd., to be held at 4:00 PM (Israel time) on July 26, 2023 at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel, and at any adjournments or postponements thereof, as follows:

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side